06013847

Morgan

The Morgan Crucible Company plc

23rd May 2006

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	11:12 23-May-06
Number	4139D

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

THE MORGAN CRUCIBLE COMPANY PLC – AWARDS UNDER THE LONG TERM INCENTIVE PLAN ("LTIP")

In accordance with the terms of the LTIP, the Company made provisional awards of shares on 22nd May 2006 to the Directors and Persons Discharging Managerial Responsibility set out below. There is a range in the number of shares that could vest with such persons dependent on two performance criteria. Firstly on the Company's total shareholder return ("TSR") compared with the TSR of companies in the FTSE 350 Index over a three year performance period. Secondly subject to there having been an improvement in the underlying financial performance of the Company.

Director	Maximum Number of Ordinary Shares	Vesting Date
Mr Mark Robertshaw	250,000	22-5-09
PDMR	Maximum Number of Ordinary Shares	Vesting Date
Mr Christophe Guillot	60,000	22-5-09

Total Share Interests held under the LTIP for each of the above persons following this notification are as follows;

Mr Mark Robertshaw	757,911
Mr Chrisophe Guillot	243,597

END

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